UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Vantiv, Inc.

(Name of Issuer)

Class A Common Stock, $0.00001 Par Value Per Share

(Title of Class of Securities)

92210H105

(CUSIP Number)

Fifth Third Bancorp

38 Fountain Square Plaza

Cincinnati, Ohio 45263

Tel No.: (800) 972-3030

Attention: Paul L. Reynolds

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92210H105	Schedule 13D	Page 2 of 8

1.	Names of Reporting Persons Fifth Third Bancorp 31-0854434
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or Place of Organization Ohio
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 70,219,136 (See Item 5.)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 70,219,136 (See Item 5.)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,219,136 (See Item 5.)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.5% (See Item 5.)
14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 92210H105	Schedule 13D	Page 3 of 8

1.	Names of Reporting Persons Fifth Third Bank 31-0676865
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ohio
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 70,219,136 (See Item 5.)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 70,219,136 (See Item 5.)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,219,136 (See Item 5.)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.5% (See Item 5.)
14.	Type of Reporting Persons (See Instructions) BK

CUSIP No. 92210H105	Schedule 13D	Page 4 of 8

1.	Names of Reporting Persons FTPS Partners, LLC 26-4371185
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 92210H105	Schedule 13D	Page 5 of 8

This Amendment No. 1 to the Statement on Schedule 13D (this “Amendment No. 1”) relates to the Class A common stock, $0.00001 par value per share, of Vantiv, Inc. (“Vantiv” or the “Company”), a Delaware corporation, and amends the initial statement on Schedule 13D filed by Fifth Third Bancorp, an Ohio corporation (“Bancorp”), Fifth Third Bank, an Ohio banking corporation (“FTB”), and FTPS Partners, LLC, a Delaware limited liability company (“FTPS” and, together with Bancorp and FTB, the “Reporting Persons”), with the Securities and Exchange Commission on April 2, 2012 (the “Initial Statement”). This Amendment No. 1 is also an exit filing with respect to FTPS. Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Initial Statement.

Item 2.	Identity and Background.

Information regarding the executive officers and directors of the Reporting Persons is hereby amended by replacing Exhibit A to the Initial Statement in its entirety with Exhibit A attached hereto.

Item 4.	Purpose of Transaction.

The third paragraph under Item 4. of the Initial Statement are hereby replaced in its entirety with the following:

“Following the completion of the reorganization transactions and the IPO, FTB held 78,240,102 Class B units of Holding and a Warrant exercisable for 20,378,027 Class C non-voting units of Holding, and FTPS held 5,679,034 Class B units of Holding. FTB and FTPS also held 78,240,102 and 5,679,034 shares of Class B common stock of Vantiv, respectively. Pursuant to the Exchange Agreement, FTB and FTPS have the right (the “Exchange Right”) to exchange Class B units and Class C non-voting units (none of which currently are outstanding) of Holding that they hold at any time for shares of Class A common stock of Vantiv on a one-for-one basis or, at the option of Vantiv, for cash equal to the value of the Class A common stock they would otherwise have received, so long as FTB and its affiliates (together, the “Fifth Third Investors”) will not, as a result of exercising such right, hold more than 18.5% of the total value and voting power of the Class A common stock, the Class B common stock and other capital stock of Vantiv (not including, for the avoidance of doubt, any ownership interest in units of Holding) (the “18.5% Limit”). Upon exercise of the Exchange Right, any Class B units or Class C non-voting units of Holding exchanged automatically will be converted to Class A units of Holding held by Vantiv. Upon exchange of any Class B units, an equal number of shares of Class B common stock automatically will be cancelled. The Exchange Agreement contains customary antidilution provisions in order to maintain the one-for-one exchange ratio between Class B units of Holding and Class A common stock of Vantiv.”

“On December 12, 2012, FTB and FTPS completed the sale of an aggregate 13,700,000 shares of Class A common stock of Vantiv as part of a registered secondary offering (the “Secondary Offering”) conducted pursuant to FTB and FTPS’s exercise of the registration rights granted to them by Vantiv in connection with the IPO and related reorganization transactions. In connection with the Secondary Offering, FTB sold 8,020,966 shares of Class A common stock (including 1,245,455 shares pursuant to the exercise of the underwriters’ option to purchase additional shares in connection with the Secondary Offering) and FTPS sold 5,679,034 shares of Class A common stock, which constituted all of its beneficial interest in Vantiv and Holding. As a result, FTPS is no longer a Reporting Person. All of the shares of Class A common stock sold by FTB and FTPS as part of the offering were acquired by exercising the Exchange Right granted to FTB and FTPS under the Exchange Agreement. FTB and FTPS exchanged 8,020,966 and 5,679,034 Class B units of Holding, respectively, and 8,020,966 and 5,679,034 shares of Class B common stock of Vantiv owned by them were simultaneously cancelled pursuant to the Exchange Agreement. Immediately following the completion of the Secondary Offering, FTB held 70,219,136 Class B units of Holding and 70,219,136 shares of Class B common stock of Vantiv.”

The ninth, tenth and eleventh paragraphs under Item 4. of the Initial Statement are hereby replaced in their entirety with the following:

“In light of the Exchange Right, Bancorp and FTB beneficially own 18.5% of the Class A common stock of Vantiv for purposes of Section 13(d) of the Act. If there were no 18.5% Limit, and if all Class B units of Holding held by Bancorp and FTB were exchanged for Class A common stock of Vantiv, Bancorp and FTB would hold 33.0% of the Class A common stock. However, as a result of the 18.5% Limit, Bancorp and FTB together beneficially own only 18.5% of the Class A common stock of Vantiv.”

“The Reporting Persons have no present plans or proposals that relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons may, from time to time, following the expiration of the 90-day lock-up agreements entered into in connection with the secondary offering and

CUSIP No. 92210H105	Schedule 13D	Page 6 of 8

effective as of December 6, 2012, (i) exercise the Exchange Right and/or (ii) dispose of all or part of any shares of Class A common stock received upon exercise of the Exchange Right. If the Reporting Persons do from time to time exercise the Exchange Right with respect to the Class B units of Holding, an equal number of shares of Class B common stock of Vantiv automatically will be cancelled, and thus the number of directors that the Reporting Persons are entitled to elect could decrease. In addition, the Reporting Persons have the right to, and may from time to time, exercise the consent rights with respect to Vantiv and Holding that are described in Item 6.”

“FTB, along with certain other shareholders of Vantiv, has registration rights with respect to the Class A common stock, as described in Item 6.”

Item 5.	Interest in Securities of the Issuer.

Item 5. of the Initial Statement is hereby replaced in its entirety as follows:

“(a) None of the Reporting Persons currently owns any issued and outstanding shares of Class A common stock of Vantiv. As a result of Bancorp’s and FTB’s ownership of Class B units of Holding and the Warrant and Bancorp’s and FTB’s Exchange Right, Bancorp and FTB beneficially own 18.5% of the Class A common stock of Vantiv. If there were no 18.5% Limit, and if all Class B units of Holding held by Bancorp and FTB were exchanged for Class A common stock of Vantiv, Bancorp and FTB would hold 33.0% of the Class A common stock.”

“Bancorp beneficially owns 70,219,136 Class B units of Holding, consisting of 70,219,136 Class B units of Holding held by FTB, which represent 33.0% of the outstanding units of Holding, and a Warrant exercisable for 20,378,027 Class C non-voting units of Holding held by FTB, which are then exchangeable for Class A common stock of Vantiv pursuant to the Exchange Right. FTB beneficially owns 70,219,136 Class B units of Holding, consisting of 70,219,136 Class B units of Holding held directly by FTB, which represent 33.0% of the outstanding units of Holding, and a Warrant exercisable for 20,378,027 Class C non-voting units of Holding held by FTB, which are then exchangeable for Class A common stock of Vantiv pursuant to the Exchange Right.”

“Because the voting power conferred by the Class B common stock is limited to 18.5% of all voting power of the capital stock of Vantiv and because the voting power of the Class B common stock is reduced by any Class A common stock that the Fifth Third investors may hold so that the 18.5% Limit is not exceeded, not exceeded, the Class B common stock would not confer any additional voting power on the Reporting Persons if the Reporting Persons also held Class A common stock.”

“Other than as provided above and other than equity awards made to Greg D. Carmichael and Daniel T. Poston, as directors of Vantiv, and Paul L. Reynolds, in connection with his prior services as a director of Vantiv, each pursuant to the Vantiv 2012 Equity Incentive Plan as set forth in Exhibit H, neither the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Exhibit A, owns or has any right to acquire, directly or indirectly, any shares of the Class A common stock of Vantiv.”

“(b) Bancorp and FTB share the power to vote or to direct the vote and to dispose or direct the disposition of all shares of Class A common stock of Vantiv indicated in Item 5(a) above.”

“(c) Except for the exchange of Class B units of Holding and the sale of the resulting shares of Class A common stock in the December 12, 2012 secondary offering, none of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, any of the persons listed in Exhibit A hereto, has effected any transaction that may be deemed to be a transaction in the Class A common stock of Vantiv during the past 60 days.”

“(d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A common stock of Vantiv that may be deemed to be beneficially owned by the Reporting Persons as provided for herein.”

“(e) As of December 12, 2012, FTPS ceased to be the beneficial owner of any Class A common stock of Vantiv, and therefore Amendment No. 1 is an exit filing with respect to FTPS Partners.”

CUSIP No. 92210H105	Schedule 13D	Page 7 of 8

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6. of the Initial Statement is hereby supplemented by inserting the following at the end of the information contained therein:

“Underwriting Agreement”

“In connection with the Secondary Offering, FTB and FTPS entered into an underwriting agreement, dated December 6, 2012 (the “Underwriting Agreement”), with Vantiv, Holding and J.P. Morgan Securities LLC and Credit Suisse Securities (USA) LLC, as underwriters, relating to the purchase by the underwriters of an aggregate 12,454,545 shares of Class A common stock of Vantiv from FTB and FTPS and granting to the underwriters the option to purchase an additional 1,245,455 shares of Class A common stock of Vantiv from FTB to cover over-allotments. The underwriters exercised their option to purchase additional shares in full on December 7, 2012. “

“The form of Underwriting Agreement executed in connection with the Secondary Offering is attached hereto as Exhibit I.”

Item 7.	Material to be Filed as Exhibits.

Item 7. of the Initial Statement is hereby amended and supplemented as follows:

Exhibit	Description

Exhibit A	Directors and Executive Officers of Fifth Third Bancorp, Fifth Third Bank and FTPS Partners, LLC

Exhibit H	Beneficial Ownership of Vantiv, Inc. securities by Paul L. Reynolds, Greg D. Carmichael and Daniel T. Poston

Exhibit I	Underwriting Agreement (incorporated by reference to Exhibit 1.1 to Amendment No. 1 to the Registration Statement on Form S-1 (Securities Exchange Act File No. 333-185222) that was filed with the U.S. Securities and Exchange Commission on December 6, 2012 by Vantiv, Inc.)

CUSIP No. 92210H105	Schedule 13D	Page 8 of 8

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2012

Fifth Third Bancorp

By:	/s/ Paul L. Reynolds
	Name:	Paul L. Reynolds
	Title:	Executive Vice President and Chief Risk Officer

Fifth Third Bank

By:	/s/ Paul L. Reynolds
	Name:	Paul L. Reynolds
	Title:	Executive Vice President

FTPS Partners, LLC

By:	/s/ Paul L. Reynolds
	Name:	Paul L. Reynolds
	Title:	Executive Vice President

Exhibit A

DIRECTORS AND EXECUTIVE OFFICERS OF FIFTH THIRD BANCORP, FIFTH THIRD BANK

AND FTPS PARTNERS, LLC

The following tables set forth the name and present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and citizenship of each director and executive officer of Fifth Third Bancorp, Fifth Third Bank and FTPS Partners, LLC. The business address of each such person whose principal occupation or employment is with Fifth Third Bancorp, Fifth Third Bank or FTPS Partners, LLC is c/o Fifth Third Bancorp at 38 Fountain Square Plaza, Cincinnati, Ohio 45263.

DIRECTORS OF FIFTH THIRD BANCORP	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND PRINCIPAL BUSINESS AND BUSINESS ADDRESS	CITIZENSHIP

William M. Isaac, Chairman	Senior Managing Director, FTI Consulting 1209 Westway Drive Sarasota, Florida 34236	United States

James P. Hackett	President and CEO, Steelcase Inc. P.O. Box 1967 Location CH4E Grand Rapids, MI 49501-1967	United States

Darryl F. Allen	Manager, Allen Ventures, LLC P.O. Box 1206 160 Gulf Boulevard Boca Grande, FL 33921	United States

B. Evan Bayh III	Partner, McGuireWoods LLP 2001 K Street Suite 400 Washington, DC 20006-1040	United States

Ulysses L. Bridgeman, Jr.	President, B.F. Companies 1903 Stanley Gault Parkway Louisville, KY 40223	United States

Emerson L. Brumback	Former President and COO, M&T Bank 13635 Carnoustie Circle Dade City, FL 33525	United States

Gary R. Heminger	President and CEO, Marathon Petroleum Corporation 539 South Main Street Findlay, OH 45840	United States

Jewell D. Hoover	Principal and bank consultant, Hoover and Associates, LLC P.O. Box 49777 Charlotte, NC 28277	United States

Kevin T. Kabat	Vice Chairman & CEO, Fifth Third Bancorp 38 Fountain Square Plaza, Cincinnati, Ohio 45263	United States

Mitchel D. Livingston, Ph.D.	Vice President for Student Affairs and Chief Diversity Officer, University of Cincinnati P.O. Box 210638 Cincinnati, OH 45221-0638	United States

DIRECTORS OF FIFTH THIRD BANCORP	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND PRINCIPAL BUSINESS AND BUSINESS ADDRESS	CITIZENSHIP

Michael B. McCallister	Chairman of the Board of Directors and CEO, Humana Inc. 500 West Main Street Louisville, KY 40202	United States

Hendrik G. Meijer	Co-Chairman of the Board of Directors and CEO, Meijer, Inc. 2929 Walker NW Grand Rapids, MI 49504	United States

John J. Schiff, Jr.	Chairman of the Executive Committee of the Board of Directors, Cincinnati Financial Corporation 6200 S. Gilmore Road Fairfield, OH 45014	United States

Marsha C. Williams	Former Senior Vice President and CFO, Orbitz Worldwide, Inc. 34 Logan Loop Highland Park, IL 60035	United States

EXECUTIVE OFFICERS OF FIFTH THIRD BANCORP	PRESENT PRINCIPAL OCCUPATION	CITIZENSHIP

Kevin T. Kabat	Vice Chairman & CEO, Fifth Third Bancorp	United States

Steven Alonso	Executive Vice President, Fifth Third Bancorp	United States

Greg D. Carmichael	President & Chief Operating Officer, Fifth Third Bancorp	United States

Todd F. Clossin	Executive Vice President & Chief Administrative Officer, Fifth Third Bancorp	United States

Mark D. Hazel	Senior Vice President & Controller, Fifth Third Bancorp	United States

James R. Hubbard	Senior Vice President & Chief Legal Officer, Fifth Third Bancorp	United States

Gregory L. Kosch	Executive Vice President, Fifth Third Bancorp	United States

Bruce K. Lee	Executive Vice President & Chief Credit Officer, Fifth Third Bancorp	United States

Daniel T. Poston	Executive Vice President & Chief Financial Officer, Fifth Third Bancorp	United States

Paul L. Reynolds	Executive Vice President, Chief Risk Officer & Secretary, Fifth Third Bancorp	United States

Joseph R. Robinson	Executive Vice President & Chief Information Officer, Fifth Third Bancorp	United States
Robert A. Sullivan	Senior Executive Vice President, Fifth Third Bancorp	United States

EXECUTIVE OFFICERS OF FIFTH THIRD BANCORP	PRESENT PRINCIPAL OCCUPATION	CITIZENSHIP

Teresa J. Tanner	Executive Vice President & Chief Human Resources Officer, Fifth Third Bancorp	United States

Tayfun Tuzun	Senior Vice President & Treasurer, Fifth Third Bancorp	United States

DIRECTORS OF FIFTH THIRD BANK	PRESENT PRINCIPAL OCCUPATION	CITIZENSHIP

William M. Isaac, Chairman	Senior Managing Director, FTI Consulting	United States

B. Evan Bayh III	Partner, McGuireWoods LLP	United States

Ulysses L. Bridgeman, Jr.	President, B.F. Companies	United States

Emerson L. Brumback	Former President and COO, M&T Bank	United States

Gary R. Heminger	President and CEO, Marathon Petroleum Corporation	United States

Jewell D. Hoover	Principal and bank consultant, Hoover and Associates, LLC	United States

Kevin T. Kabat	Vice Chairman & CEO, Fifth Third Bancorp	United States

Mitchel D. Livingston, Ph.D.	Vice President for Student Affairs and Chief Diversity Officer, University of Cincinnati	United States

Michael B. McCallister	Chairman of the Board of Directors and CEO, Humana Inc.	United States

John J. Schiff, Jr.	Chairman of the Executive Committee of the Board of Directors, Cincinnati Financial Corporation	United States

Marsha C. Williams	Former Senior Vice President and CFO, Orbitz Worldwide, Inc.	United States

EXECUTIVE OFFICERS OF FIFTH THIRD BANK	PRESENT PRINCIPAL OCCUPATION	CITIZENSHIP

Kevin T. Kabat	Vice Chairman & CEO, Fifth Third Bancorp	United States

Steven Alonso	Executive Vice President, Fifth Third Bancorp	United States

Greg D. Carmichael	President & Chief Operating Officer, Fifth Third Bancorp	United States

Todd F. Clossin	Executive Vice President & Chief Administrative Officer, Fifth Third Bancorp	United States
Mark D. Hazel	Senior Vice President & Controller, Fifth Third Bancorp	United States

EXECUTIVE OFFICERS OF FIFTH THIRD BANK	PRESENT PRINCIPAL OCCUPATION	CITIZENSHIP

James R. Hubbard	Senior Vice President & Chief Legal Officer, Fifth Third Bancorp	United States

Gregory L. Kosch	Executive Vice President, Fifth Third Bancorp	United States

Bruce K. Lee	Executive Vice President & Chief Credit Officer, Fifth Third Bancorp	United States

Daniel T. Poston	Executive Vice President & Chief Financial Officer, Fifth Third Bancorp	United States

Paul L. Reynolds	Executive Vice President, Chief Risk Officer & Secretary, Fifth Third Bancorp	United States

Joseph R. Robinson	Executive Vice President & Chief Information Officer, Fifth Third Bancorp	United States

Robert A. Sullivan	Senior Executive Vice President, Fifth Third Bancorp	United States

Teresa J. Tanner	Executive Vice President & Chief Human Resources Officer, Fifth Third Bancorp	United States

Tayfun Tuzun	Senior Vice President & Treasurer, Fifth Third Bancorp	United States

DIRECTORS OF FTPS PARTNERS, LLC	PRESENT PRINCIPAL OCCUPATION	CITIZENSHIP

Paul L. Reynolds	Executive Vice President, Chief Risk Officer & Secretary, Fifth Third Bancorp	United States

Daniel T. Poston	Executive Vice President & Chief Financial Officer, Fifth Third Bancorp	United States

Mark D. Hazel	Senior Vice President & Controller, Fifth Third Bancorp	United States

EXECUTIVE OFFICERS OF FTPS PARTNERS, LLC	PRESENT PRINCIPAL OCCUPATION	CITIZENSHIP

Kevin T. Kabat	Vice Chairman & CEO, Fifth Third Bancorp	United States

Greg D. Carmichael	President & Chief Operating Officer, Fifth Third Bancorp	United States

Mark D. Hazel	Senior Vice President & Controller, Fifth Third Bancorp	United States

James R. Hubbard	Senior Vice President & Chief Legal Officer, Fifth Third Bancorp	United States

EXECUTIVE OFFICERS OF FTPS PARTNERS, LLC	PRESENT PRINCIPAL OCCUPATION	CITIZENSHIP

Gregory L. Kosch	Executive Vice President, Fifth Third Bancorp	United States

Bruce K. Lee	Executive Vice President & Chief Credit Officer, Fifth Third Bancorp	United States

Daniel T. Poston	Executive Vice President & Chief Financial Officer, Fifth Third Bancorp	United States

Paul L. Reynolds	Executive Vice President, Chief Risk Officer & Secretary, Fifth Third Bancorp	United States

Joseph R. Robinson	Executive Vice President & Chief Information Officer, Fifth Third Bancorp	United States

Robert A. Sullivan	Senior Executive Vice President, Fifth Third Bancorp	United States

Teresa J. Tanner	Executive Vice President & Chief Human Resources Officer, Fifth Third Bancorp	United States

Exhibit H

BENEFICIAL OWNERSHIP OF VANTIV, INC. SECURITIES BY

PAUL L. REYNOLDS, GREG D. CARMICHAEL AND DANIEL T. POSTON

Executive Officer or Director	Beneficial Ownership of Class A common stock of Vantiv, Inc.

Paul L. Reynolds	123 shares
Greg D. Carmichael	7,058 shares
Daniel T. Poston	4,498.4256 shares

H-1